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Filed by Richardson Electronics, Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: Richardson Electronics, Ltd. (File No. 0-12906)

Richardson Electronics Announces Stock Offering and Convertible Debt Exchange Offer

        LaFox, IL—Friday, March 12, 2004—Richardson Electronics, Ltd. (Nasdaq: RELL) today announced that it filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") relating to a proposed public offering of 3,000,000 shares of its common stock, par value $.05 per share. In addition, Richardson expects to grant the underwriters an option to purchase an additional 450,000 shares of common stock to cover over-allotments, if any. Jefferies & Company, Inc. will act as lead managing underwriter and William Blair & Company, L.L.C. and McDonald Investments Inc. will act as co-managers.

        Richardson also announced today that it filed a registration statement on Form S-4 with the SEC relating to a proposed offer to exchange approximately $70,825,000 aggregate principal amount of its currently outstanding 7 1/4% Convertible Subordinated Debentures due 2006 and 8 1/4% Convertible Senior Subordinated Debentures due 2006 (together, the "old debentures") for an equal principal amount of new convertible senior subordinated notes due 2011, with terms to be determined. Richardson will receive no proceeds from the exchange offer.

        Proceeds from the sale of the shares of common stock will be used to reduce the Company's indebtedness through the redemption of its outstanding 7 1/4% Convertible Subordinated Debentures due 2006 and 8 1/4% Convertible Senior Subordinated Debentures due 2006 which remain outstanding after the exchange offer and the repayment of borrowings under its bank credit agreement.

        When available, copies of the preliminary prospectus relating to the offering of common stock may be obtained from Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, (212) 284-2342; William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606, (312) 236-1600; or McDonald Investments Inc., 800 Superior Avenue, Cleveland, OH 44114, (216) 443-2370.

        The exchange offer for the old debentures described in this press release has not yet commenced. Upon commencement of the exchange offer, Richardson will file a tender offer statement on Schedule TO, an amendment to the registration statement (and the prospectus included therein), a letter of transmittal and other related documents with the SEC. Holders of the old debentures should read these documents carefully when they become available because they will contain important information about the exchange offer and these securities. The prospectus, letter of transmittal and certain related documents will be made available by Richardson to all holders of the old debentures at no expense to them. You can obtain copies of the tender offer statement, registration statement (and the prospectus included therein), letter of transmittal and other related documents, as amended from time to time, for free when they are filed with the SEC on the SEC's web site at www.sec.gov.

        Holders of the old debentures may also obtain copies of the prospectus, letter of transmittal and other related documents when they are available from Bondholder Communications Group, the information agent for the exchange offer at 1-888-385-2663.

        The registration statements relating to these securities have been filed with the SEC but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement covering such securities becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Any offer of the securities will be made solely by means of the prospectus included in the applicable registration statement.

About Richardson Electronics

        Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics.

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Richardson Electronics Announces Stock Offering and Convertible Debt Exchange Offer